SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 3, 2013

Commission File Number: 001-34559

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is the Registrant's Notice of Annual General Meeting of Shareholders to be held on July 18, 2013 sent to the Registrant's registered shareholders.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: June 17, 2013

SYNERON MEDICAL LTD.

Tavor Building, Yokneam Industrial Zone,

Yokneam Illit 20692, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on July 18, 2013

The Annual General Meeting of Shareholders of Syneron Medical Ltd., an Israeli corporation (the “Company”), will be held at the offices of the Company, Tavor Building, 3rd floor, Yokneam Industrial Zone, Yokneam Illit, 20692, Israel on Thursday, July 18, 2013 at 3:00 p.m. Israel local time, subject to adjournment or postponement by the Board of Directors (the "Meeting"), for the following purposes:

1.
Approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the 2013 fiscal year and for an additional period until the next Annual General Meeting;

2.
Re-elect Ms. Yaffa Krindel, whose current term as director expires at the Meeting, as a Class II director to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until her successor has been duly elected;

3.
Re-elect Dr. Michael Anghel and Mr. Dan Suesskind as the Company’s external directors for three-year terms, effective as of November 7, 2013, in accordance with the provisions of the Israeli Companies Law;

4.
Approve a compensation policy regarding the terms of service and employment of the directors and officers of the Company, in accordance with the provisions of the Israeli Companies Law, including compensation to the Chief Executive Officer;

5.	Approve compensation to Mr. David Schlachet for his service as Chairman of the Board of Directors;

6.	Approve compensation to Mr. David Schlachet for his prior service as interim Chief Financial Officer from August to November 2012;

7.	Approve updated compensation to directors of the Company;

8.
Approve a grant of options to acquire shares of Syneron Beauty Ltd., a wholly-owned subsidiary of the Company, to each of Mr. David Schlachet and Dr. Michael Anghel, both of whom serve on the board of directors of the Company and of Syneron Beauty Ltd.

9.	Approve such other business as may properly come before the Annual General Meeting or any or all adjournments or postponements thereof.

In addition, shareholders at the meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal years ended December 31, 2012, pursuant to the provisions of the Israeli Companies Law 1999 (the “Companies Law”). These financial statements will be available on the Company’s web site: http://www.syneron.com.

Only holders of record of ordinary shares of the Company, par value NIS 0.01 per share (the “Ordinary Shares”) on Monday, June 17, 2013, will be entitled to notice of, and to vote at, the Annual General Meeting and any adjournment or postponement thereof.

In order to constitute a quorum for the conduct of business at the General Meeting, it is necessary that at least two shareholders holding 40% or more of the voting rights in the Company be present in person or be represented by proxy. To assure your representation at the Annual General Meeting, please date, sign and return the proxy card (to sent to you separately) no later than 48 hours before the time of the Meeting. Execution of a proxy will not in any way affect a shareholder’s right to attend the Annual General Meeting and vote in person, and any person giving a proxy will have the right to revoke it at any time before it is exercised.

By order of the Board of Directors,

Mr. David Schlachet
Chairman of the Board

Yokneam Illit, Israel
June 3, 2013

If you have any questions, or have any difficulty voting your shares, please contact
Hugo Goldman, Chief Financial Officer at +972 (73) 244-2200.

THIS IS NOTICE ONLY AND
A PROXY STATEMENT AND PROXY CARD WILL BE SENT SEPARATELY